PEARSON

03 FEB 13 AM 7:21

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Friday, 07 February 2003

03003905

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Eight Forms G88(2) - Return of Allotments of Shares

2. Press Releases –
   - ***Investor briefing: 'No child left behind' and Pearson's US school business***
   - ***Pearson Broadband & Longman announce launch of KnowledgeBox for UK schools***
   - ***Interactive Data to acquire S&P ComStock from McGraw-Hill companies***
   - ***Ann Godoff joins Penguin Group as President and Publisher of a major start-up***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Very truly yours

C. Abraham

p.p. Julia Casson
Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 2/19

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
28	01	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	431		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	2.865p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BNY NOMINEES LIMITED Address 30 CANNON STREET, LONDON PART; BO01 UK Postcode EC4M 6XH	Class of shares allotted Ordinary	Number allotted 431
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 431

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 4/2/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
ESP-Exec/SS1252 Tel : 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	01	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,001		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	3.894p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr. Andrew John Barrons Address 7 North Street Greenwich Connecticut 06830 USA UK Postcode	Class of shares allotted Ordinary	Number allotted 1,001
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 29/1/03

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/7291
Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	01	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,501		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	3.894p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Mr. John Stephen Munch Address 4 Bennett Park Blackheath London UK Postcode SE3 9RB	Class of shares allotted Ordinary	Number allotted 1, 501
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 23/1/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/cn/7261
Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	JAN	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4030		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.80		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name see attached list Address	Class of shares allotted ORDINARY	Number allotted 4030
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed June Coma **Date** 23/1/03

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the Person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/MAT/ALLOT25 Tel 01903-833202

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	8	JAN	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	259		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.85		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Nicholas Charles Holway Address 2 Westbrook Close Steeple Morden, Royston Hertfordshire UK Postcode SG8 0NY	Class of shares allotted ORDINARY	Number allotted 259
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 10/1/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the Person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/MAT/ALLOT24

Tel 01903-833202

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	6	JAN	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10,809		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.96		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 10,809
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 9/1/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the Person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT23 Tel 01903-833202
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	18	12	2002			

Class of shares *(ordinary or preference etc)*	**ORDINARY**		
Number allotted	2,002		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	593p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Pearson Quest Limited Address 80 Strand London UK Postcode WC2R 0RL	Ordinary	2,002
Name Address UK Postcode		
Name Address UK Postcode		
Name UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jim Cesse **Date** 6/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/7119
Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	DEC	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,254		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.93		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED Address 80 STRAND LONDON UK Postcode WC2R 0RL	Class of shares allotted ORDINARY	Number allotted 3,254
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 6/1/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the Person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT21 Tel 01903-833202
DX number DX exchange

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08 January 2003

Investor briefing: 'No Child Left Behind' and Pearson's US School business

On Wednesday 8 January, Pearson held a briefing for investors on its US School business. It's a year to the day since President Bush signed the 'No Child Left Behind' education Act, which he described as the cornerstone of his Administration. It is ushering in the biggest changes in federal education policy for more than 30 years.

Sandy Kress, former education adviser to President Bush and now an adviser to Pearson, outlined the policy framework for the Act, and what it means for schools and educators. Peter Jovanovich, Chief Executive of Pearson Education, spoke about how Pearson will benefit from the new opportunities created by the Act.

To view video interviews with Marjorie Scardino, Sandy Kress and Peter Jovanovich (also available in audio and text) and listen to the archived audiocast of the briefing register here .

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08 January 2003

Pearson Broadband & Longman announce launch of KnowledgeBox for UK Schools

KnowledgeBox for Key Stages 1 & 2 launched at BETT

Pearson Broadband today announced the launch of KnowledgeBox, the digital learning system for UK schools developed in partnership with its sister company Longman, a leader in publishing and curriculum development.

KnowledgeBox, currently developed for Key Stages 1 and 2, will transform teaching in the classroom through its integrated, on-demand video, interactive software and text-based resources. KnowledgeBox's open system makes it simple for teachers to create and deliver multimedia lessons using ICT resources that will engage all children. KnowledgeBox draws upon thousands of digital movies, animations, software, text and web-links that are mapped to the core curriculum and aligned to the National Curriculum and Literacy & Numeracy Strategies. KnowledgeBox provides a solution to the demands of teaching and learning with ICT that can be used in schools today.

Pearson Broadband President John Hollar said, "KnowledgeBox combines our experience in building digital learning systems with Longman's strength in creating resources that link to the curriculum and support teachers' efforts in the classroom. As the world's largest education company, Pearson understands challenges that teachers face today, and KnowledgeBox is the ICT solution that helps them conquer these challenges for the benefit of pupils across the UK."

Speaking from BETT, KnowledgeBox Sales and Marketing Director, Andy Riddle said, "KnowledgeBox has been developed in collaboration with teachers and curriculum specialists. They highlighted that teachers wanted fast reliable access to engaging, high quality resources that were linked to the curriculum. In addition, teachers have stressed their desire for a system that is simple to use and enables them to concentrate upon the creative delivery of lessons rather than spending hours searching for appropriate material. By placing KnowledgeBox on the school's network, teachers can rely on high quality resources that are available almost instantaneously. KnowledgeBox allows LEAs and schools to get an immediate return on heir investments in school networks and hardware."

To find out more about this announcement, and to organise an interview, please contact Robin Gay at Pearson Broadband on +44 7764 232 855 or robin.gay@pearsonbroadband.com. Alternatively contact Robin on stand X34 at BETT.

Notes

About KnowledgeBox™

Developed for UK schools, KnowledgeBox provides quick and easy access to over 1,500 digital resources carefully matched to the National Curriculum and National Literacy and Numeracy Strategies. With KnowledgeBox, teachers can access highest quality video and animation, software activities, print resources, pre-selected Internet links and Teacher Lesson Guides with the push of a button.

A highly flexible resource, KnowledgeBox enables teachers to spend less time planning lessons and searching for digital resources and more time creating imaginative ways to use them. KnowledgeBox *supports* teachers with creative new ideas for teaching using resources they know and trust. Created by Longman and Pearson Broadband, KnowledgeBox allows schools to harness the full power of ICT and their school's investments by putting *teaching* with ICT directly into the hands of teachers.

Over 1,500 digital resources including:

High quality digital videos and animation

Interactive software activities

Digital print components

Pre-selected Internet links

Pre-built teacher lesson guides that can be edited, assigned and printed

Easy to use

KnowledgeBox is easy to use. Digital resources are searched by Subject, National Curriculum, National Literacy and Numeracy Strategies, QCA Schemes of Work, Key Stage, Year, Group, Themes, and Key Word. Its simple interface and intuitive navigation enable teachers to search for resources and create their own lessons with confidence and ease. Teachers can be up and running with KnowledgeBox within a couple of hours after a brief, straightforward training session.

Carefully matched to the curriculum

KnowledgeBox has been developed around the requirements for English and Maths in the National Curriculum, and the National Literacy and Numeracy Strategies for Key Stages 1 and 2. KnowledgeBox enables teachers to browse the curriculum and strategies to access resources for lesson plans that relate directly to curriculur objectives. KnowledgeBox also lets teachers select pre-built lesson guides, developed in collaboration with UK curriculum specialists. KnowledgeBox's simple tools allow teachers to modify these lesson guides, or create their own, within an organised framework. KnowledgeBox gives teachers reassurance that they can use ICT resources that are clearly and specifically mapped to delivery of the curriculum.

Resources teachers know and trust

KnowledgeBox helps teachers to engage pupils of all abilities with a variety of digital resources based on materials from leading publishers including Longman, 4Learning, Puffin, Penguin and Dorling Kindersley. These include imprints such as the Pelican series and Literacy Land, video from The Number Crew, and poetry and books by popular authors such as Michael Rosen, Anne Fine, Jeremy Strong and Wendy Body.

KnowledgeBox digital resources support and complement published schemes and resources that teachers are using in their classrooms. Whether they are watching Michael Rosen perform his own poetry or using clips of 4Learning's Number Crew, teachers can feel confident that KnowledgeBox resources have been produced by leading educational publishing companies.

Gives teachers more time to be creative

KnowledgeBox enables teachers to spend less time planning lessons and searching for digital resources and more time creating imaginative ways to use them. KnowledgeBox helps teachers to find additional sources of inspiration and develop their skills in teaching with ICT. By supporting teachers with a variety of digital resources, ideas and aids, KnowledgeBox helps teachers to deliver some of the more difficult aspects of the National Curriculum and National Literacy and Numeracy Strategies in engaging and creative ways.

Engaging, interactive resources

KnowledgeBox provides creative support for teaching. KnowledgeBox helps teachers to motivate pupils of all abilities through a wealth of different resources, ideas, interactive aids, sound effects and appealing characters to engage children whose learning is stimulated visually, aurally, or through interaction. KnowledgeBox gives children richer opportunities for active learning, exploration, reasoning and decision-making. Children can also use KnowledgeBox to conduct their own research, create projects, or to do extra work in areas requiring special focus.

Accommodates different teaching styles

KnowledgeBox is supportive without being restrictive. Teachers can deliver lessons with KnowledgeBox to an entire class using a projector or electronic whiteboard. They can also assign lessons to pupils collaborating in small groups at class workstations, or individually in computer suites. Teachers are able to search for KnowledgeBox's digital resources based on their own preferences and teaching requirements, and match them to the precise learning objectives within the *National Curriculum* or *QCA Schemes of Work*, and by subject and age level. Teachers can also choose to use lessons from the hundreds that have already been created for KnowledgeBox.

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Press releases

16 January 2003

Interactive Data to acquire S&P Comstock from the McGraw-Hill companies

BEDFORD, MA, - Interactive Data Corporation (NYSE: IDC), a leading provider of essential financial data and analytics, today announced it signed an agreement to acquire S&P ComStock, a real-time information service that provides worldwide financial data, news, historical information and software applications. Interactive Data Corporation will pay $115 million in cash for S&P ComStock.

"The ComStock business is very complementary to Interactive Data's business," said Stuart Clark, president and chief executive officer. "We both serve the mission-critical operations of the global financial community through the electronic delivery of high value market data. ComStock specializes in the provision of real-time market datafeeds, which will fit well with Interactive Data's provision of end-of-day, snapshot and historical data services, covering more than 3.5 million securities.

"This acquisition is very exciting for our business and our future for many reasons. At the content level, it fills in a significant gap in our armory by giving us direct access to real-time market data from more than 180 stock exchanges and other sources worldwide. This will help us both strengthen our existing business areas and open up many new opportunities. For the past year, we have talked about our plans to build an institutionally oriented real-time datafeed business by gradually investing in the capabilities we have within our institutional and retail business segments. This acquisition, in a single step, makes us a leading supplier of real-time datafeed services, and gives us the opportunity to market ComStock's content and product to several thousand institutional customers worldwide, many of whom we know have a need for real-time data. At the same time, by combining ComStock's real-time content with Interactive Data's unmatched reservoir of end-of-day and historical data, we can create new and enhanced solutions for our customers."

Clark concluded, "This acquisition is very similar in nature to the acquisitions we have completed and integrated so successfully over the past several years. There are many potential revenue and operational synergies between the ComStock business and both the institutional and retail segments of Interactive Data Corporation. Through these synergies and the underlying performance of ComStock, we expect to generate a 20% - 25% EBITDA return on our investment within two to three years. This is consistent with the target return we have set for previous acquisitions. We also expect the acquisition to be at least earnings neutral for 2003, the first year of integration, and accretive to earnings thereafter."

Assuming that the transaction closes at the end of February 2003, the company expects the ComStock business to

contribute in the range of $50 million - $55 million in revenues in 2003. The transaction is subject to customary closing conditions, including governmental approvals and the approval of The McGraw-Hill Companies' board of directors.

S&P ComStock is a unit of Standard & Poor's, which is a division of The McGraw-Hill Companies. S&P ComStock covers equity, fixed income, foreign exchange, commodities and money markets, providing information from more than 180 stock exchanges and other sources worldwide to on-line companies, brokerage firms and investment managers.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe-harbor created by such Act. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those contemplated in the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than the Company's and their strategic response to the Company's services and products; (ii) changes in technology, which could affect the competitiveness of the Company's products and services; (iii) maintaining relationships with key suppliers and providers of market data; (iv) a decline in activity levels in the securities markets, which could lower demand for the Company's products and services; (v) consolidation of financial services, both within an industry and across industries, which could lower demand for the Company's products and services (vi) prolonged outage at one of the Company's data centers; (vii) the acceptance of the Internet as a reliable real-time distribution platform by institutional customers; (viii) the ability of the Company to broaden its subscriber base by adding more individual investors outside of the Company's traditional "active-trader" market; (ix) difficulties the Company may experience in integrating the ComStock business; (x) the potential obsolescence of the Company's services due to the introduction of new technologies; and (xi) other trends in competitive or economic conditions affecting the Company's financial condition or results of operations not presently contemplated. The Company undertakes no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than approximately 3.5 million securities traded around the world, including hard-to-value instruments. The company links to most of the world's best-known financial service and software companies for trading, analysis, portfolio management, and valuation.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,600 employees in 22 offices in North

America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of Interactive Data Corporation.

Contacts

Company Contact
Steven Crane
Chief Financial Officer
(781) 687-8309
Steven.Crane@ftid.com

Media Contact
Naomi Kaufman
Interactive Data Corporation
(781) 687-8045
Naomi.Kaufman@ftid.com

Investor Relations Contact
Harriet Fried
Lippert/Heilshorn & Associates
(212) 838-3777
hfried@lhai.com

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Press releases

27 January 2003

Ann Godoff joins Penguin Group as President and Publisher of a major start-up

Acclaimed Publisher and Editor Has a New Publishing Home

New York, New York - .Susan Petersen Kennedy, President of Penguin Group (USA), today announced that Ann Godoff, former president, publisher and editor-in-chief of the Random House Trade Group, will join Penguin Group (USA) as president and publisher of a major start-up, yet to be named. Ms. Godoff's appointment is effective February 4, 2003 and she will report to Ms. Petersen Kennedy.

"It is a rare opportunity for a distinguished editor and respected publisher such as Ann to become available. She is a natural here because she shares our deep commitment to publishing intelligent, imaginative and outstanding books that endure from one generation to the next. She is passionate about books and so are we," said Ms. Petersen Kennedy.

David Shanks, CEO of Penguin Group (USA) added, " We have a powerhouse publishing program, led by some of the most preeminent editors and publishers in the business. Having a smart, confident publisher and leader like Ann join our ranks will only help to bolster the incredible momentum we already have in motion. We have every confidence that this new start-up will grow into a significant contributing entity within the Group. At Penguin Group (USA), taking measured risks is expected, especially to create growth opportunities; and teamwork and collegial relationships between editors are embraced."

Ms. Godoff's track record for identifying extraordinary books and writers is extremely impressive. She is recognized among her peers as a brilliant editor, savvy publisher and a highly respected business leader. During her tenure at Random House, she personally acquired such bestselling books as John Berendt's Midnight in the Garden of Good and Evil, a record-breaker on The New York Times bestseller list, Ron Chernow's Titan and Ruth Reichl's Tender at the Bone and Comfort Me with Apples. Among the other authors she has acquired and edited are 1997 Booker Award winner Arundhati Roy (The God of Small Things) and Zadie Smith (White Teeth), Adam Gopnick (Paris to the Moon), Caleb Carr, William Finnegan, James Hillman, Tina Rosenberg (winner of both the Pulitzer Prize and the National Book Award for This Haunted Land), Frank Rich, Michael Pollan, Jeffrey Toobin, Robert Rubin, Kurt Anderson, and Alan Furst.

Ms. Godoff's imprint will focus primarily on non-fiction titles and she anticipates ultimately publishing as many as 40 titles per year. She hopes to have her debut list ready in time for publication in 2004.

Scott Moyers, a senior editor from her Random editorial team, will be joining her at her new imprint. He has been named a senior editor for the newly created imprint and will begin his new appointment as soon as possible. During his tenure with Ms. Godoff at Random House, Mr. Moyers became recognized as a young man of rare gravitas and intellect, depth and perception. Among the titles he was responsible for editing were the late W.G. Sebald's Austerlitz and Karen Armstrong's Islam.

Ann Godoff commented, "The Penguin Group is the perfect environment for those authors whose careers I've shared for many years and also those authors whose careers I've yet to find. Penguin is a place that understands that it is the authors and their work that matter most and that the properly published solid list is the list that is inevitably the most profitable. This is a major step for me but I am bolstered by the professionalism of Susan and David and their team. The development of this imprint is as exciting as anything I've ever done."

John Makinson, Chairman and CEO of Penguin Group globally, added, "We are delighted to welcome Ann to Penguin. Her publishing skills are legendary and I am certain that, in the right environment, they will be rewarded with both creative and financial success. Penguin Group (USA) is just that environment - collegial in approach, serious about financial performance and committed to great writing. This imprint provides an irresistible opportunity for growth and all of us at Penguin, in the US and around the world, will give Ann the support she needs to seize it."

Notes

Penguin Group (USA) is one of the most profitable consumer book publishers in the nation. It is home to some of the most highly regarded editors and authors in the industry. Penguin Group is known for its heavy-hitting literary figures such as Dorothy Allison, Saul Bellow, A. Scott Berg, Harold Bloom, Nick Hornby, Garrison Keillor, William Kennedy, the Dalai Lama, Anne Lamott, Chang Rae Lee, James McBride, Arthur Miller, Peggy Noonan, Kathleen Norris, Nathaniel Philbrick, Steven Pinker, John Steinbeck, Amy Tan, and Kurt Vonnegut. Famous for its ability to publish books that rise to the top of bestseller lists as soon as they are released, Penguin Group (USA)'s list of perennial New York Times bestselling authors include Tom Clancy, Patricia Cornwell,

Nora Roberts, Jan Karon, Clive Cussler, John Sanford, Sue Grafton, W.E.B. Griffin, Catherine Coulter, Steve Martini, Daniel Silva, Maeve Binchy, Terry McMillian, Ken Follett, Eric Carle, Judy Blume, and Brian Jacques.

Penguin Group sales worldwide topped 1.2 billion in 2001 and in 2002 will hit its financial targets for the year. Despite the sluggish market conditions, Penguin Group (USA) will report record sales and profits for last year. Penguin Group USA also led the industry in 2002 in placing more books at #1 on The New York Times bestseller lists. Within the 52 weeks of rankings, it had 24 books, from across all divisions, that hit #1 on The New York Times list. With over 30 first novels published last year, the company excelled in its efforts to publish fresh new literary and commercial voices.

Penguin Group authors were recognized with more prestigious honors, awards and nominations than ever before, including the 2002 Pulitzer Prize for Poetry, National Book Awards for 2002 (three of Penguin Group's books were NBA finalists), Edgar Awards and Pen Center USA Literary Awards.

Penguin Group (USA) is the U.S. affilate of the internationally renowned Penguin Group. Penguin Group (USA) is one of the leading U.S. adult and children's trade book publishers owning a wide range of imprints and trademarks including Berkley Books, Dutton, Frederick Warne, G.P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin, Philomel, Plume, Puffin Books, Riverhead Books and Viking, among others. The Penguin Group is part of Pearson (FTSE: PSON; NYSE: PSO). Pearson is an international media company with market leading businesses in education, business information and consumer publishing. For more information, visit www.pearson.com.

Contact Information

Marilyn Duckswoth, (212) 366-2564 for Penguin Group (USA)
Leslee Dart, (212) 373-6121 for Ann Godoff

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overall sales for FT Interactive Data's North American component were very strong. Europe was our most challenging business region in 2002, with lower sales and higher service cancellations resulting in a small decline in revenues. Asia once again delivered high single digit growth, driven by strong sales in Australia and Japan. Our CMS BondEdge division generated good new sales this year, but growth was limited by cancellations arising from cost-cutting at customers. Within our retail segment, eSignal subscriber numbers grew in every month during 2002, leading to the very creditable revenue growth of this component. Per average subscriber rates dropped during the year as higher cost broadcast products were replaced by lower cost Internet-delivered versions.

"For 2003, we have an exciting mixture of new initiatives within all our divisions, augmented by the recently announced proposed acquisition from Standard & Poor's of the ComStock business, a worldwide provider of real-time market datafeeds covering approximately 180 stock exchanges. We expect this acquisition to open up new opportunities for Interactive Data. We will be able to offer ComStock's content and product to our several thousand institutional customers worldwide, many of whom we know have an interest in receiving real-time data. We intend to offer ComStock's real-time content with our own unmatched reservoir of end-of-day and historical data, which will enable us to create new and enhanced solutions for our customers. These combined opportunities offer the potential for many significant revenue and operational synergies, which will once again allow us to deliver exceptional growth in revenue and profitability, despite the prospect of continued difficult market conditions."

2003 Outlook

Interactive Data Corporation's guidance for 2003 assumes the ComStock acquisition announced on January 16, 2003 closes as anticipated at the end of February 2003. For the year, management expects that Interactive Data's institutional revenues will increase in the range of 20% to 23%, while retail revenues will be flat compared to 2002's results. Overall, revenues are expected to increase 18% to 21%, while EBITDA is expected to increase 14% to 18%. The effective tax rate is expected to be 38% to 39%. Earnings per share are expected to increase 15% to 19% compared to 2002's results. The company expects capital expenditures for 2003 to range between $21 million and $23 million.

Twelve Month Results

For the twelve months ended December 31, 2002, Interactive Data reported revenues of $375.0 million versus $340.0 million for 2001, an increase of 10.3%. Operating expenses rose 7.9% or $17.9 million during the same period. As a result, EBITDA for the period rose 15.0% from $114.3 million, or $1.24 per diluted share, to $131.5 million, or $1.40 per diluted share. Net income for 2002 totaled $60.7 million, or $0.65 per diluted share, compared to $4.3 million, or $0.05 per diluted share for 2001.

As of December 31, 2002, Interactive Data Corporation had no outstanding debt and had cash of $153.2 million. $115 million of this amount is earmarked for the ComStock acquisition. Under the previously announced 1 million share buyback program, the company has repurchased a total of 100,000 shares at an average price of $13.77 per share.

Conference Call Information

Interactive Data Corporation's management will conduct a conference call Thursday, February 6, 2003 at 11:00 a.m. Eastern Time to discuss the fourth-quarter 2002 results and additional matters. The dial-in number for the call is 703-871-3029; no access code is required. Investors and interested parties may also listen to the call via a live web broadcast available through the Investor Relations section of the company's web site at www.interactivedatacorp.com and through www.StreetEvents.com.

To listen, please register and download audio software at the site at least 15 minutes prior to the call. A replay will be available on both web sites shortly after the call. In addition, a telephone replay will be available from February 6 at 2:00 p.m. through Thursday, February 13, 2003. To access the replay, please dial 703-925-2533 or 888-266-2081, passcode #6398998.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe-harbor created by such Act. These statements include the company's statement that it expects to deliver exceptional growth in revenue and profitability and all other statements discussing future financial results or projections including those appearing under the heading "2003 Outlook" and the company's statement that it expects to close the ComStock acquisition at the end of February. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those contemplated in the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than the company's and their strategic response to the company's services and products; (ii) changes in technology, which could affect the competitiveness of the company's products and services; (iii) maintaining relationships with key suppliers and providers of market data; (iv) a continuing decline in activity levels in the securities markets, which could lower demand for the company's products and services; (v) consolidation of financial services, both within an industry and across industries, which could lower demand for the company's products and services (vi) prolonged outage at one of the company's data centers; (vii) the ability of the company to broaden its subscriber base; (viii) the ComStock acquisition may not close on a timely basis or at all; (ix) difficulty or unexpected complications the company may experience integrating or operating the ComStock business; (x) ComStock revenues may materialize at lower than expected levels, (xi) a decline in market acceptance of the company's products or the potential obsolescence of the company's services due to the introduction of new technologies; and (xii) the failure of one or more new business initiatives. The company undertakes no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than approximately 3.5 million securities traded around the world, including hard-to-value instruments. The company links to most of the world's best-known financial service and software companies for trading, analysis, portfolio management, and valuation.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,600 employees in 22 offices in North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of Interactive Data Corporation.

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands except per share data)

	Three Months Ended	Twelve Months Ended